FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  February 07, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)                                                                                                                                                     Embargoed until 12.30 p.m. (GMT)

                                                                                                                                                                                                                                                7 February 2008

SIGNET ANNOUNCES FOURTH QUARTER SALES

Signet Group plc (LSE and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 and 52 weeks ended 2 February 2008. The comparable periods for reported sales are the 14 and 53 weeks to 3 February 2007. For sales at constant exchange rates and like for like sales the comparable periods are the 13 and 52 weeks to 3 February 2007.

13 WEEKS TO 2 FEBRUARY 2008

Group like for like sales declined by 6.7% in the 13 weeks to 2 February 2008. Total sales decreased by 6.1% on a reported basis to $1,384.8 million (14 weeks to 3 February 2007: $1,475.2 million) reflecting an underlying decrease of 3.7% at constant exchange rates (13 week basis – see note 1). The breakdown of the sales performance was as follows:

Sales		Change on Previous Year
	$m	% of Total	Reported (14 week comparable period)	At Constant Like Exchange for Rates(c) Like (52 week comparable period)
US	1,000.5	72.2%	-7.2%	-4.1%	-8.6%
UK	384.3	27.8%	-3.3%	-2.3%	-1.7% (b)
GROUP	1,384.8	100.0%	-6.1%	-3.7%	-6.7%

(a)	For reconciliation to reported sales see note 1.

(b)	H.Samuel like for like sales were down by 1.2% and Ernest Jones by 2.2%.

52 WEEKS TO 2 FEBRUARY 2008

Group like for like sales declined by 0.7% in the 52 weeks to 2 February 2008. Total sales increased by 3.0% on a reported basis to $3,665.4 million (53 weeks to 3 February 2007: $3,559.2 million) reflecting an underlying increase of 3.2% at constant exchange rates (52 week basis – see note 1). The average US dollar exchange rate for the period was £1/$2.00 (53 weeks to 3 February 2007: £1/$1.88).

Sales		Change on Previous Year
	$m	% of Total	Reported (53 week comparable period)	At Constant Like Exchange for Rates(c) Like (52 week comparable period)
US	2,705.6	73.8%	2.0%	4.1%	-1.7%
UK	959.8	26.2%	5.8%	0.9%	2.0%(d)
GROUP	3,665.4	100.0%	3.0%	3.2%	-0.7%
(c)	For reconciliation to reported sales see note 1.

(d)	H.Samuel like for like sales were up by 1.3% and Ernest Jones by 2.9%.

Terry Burman, Group Chief Executive, commented, “In the fourth quarter, the US business faced a very difficult environment with January adversely impacted by a change in promotional activity. The UK division had a disappointing Christmas period but saw some improvement in January.

For the year as a whole, the US business executed its space growth plan and achieved a 4.1% increase in total sales on a 52 week basis. The UK division’s like for like sales increased by 2.0%, a good performance given the very challenging fourth quarter.”

Enquiries:     Terry Burman, Group Chief Executive          +44 (0) 20 7317 9700

                      Walker Boyd, Group Finance Director          +44 (0) 20 7317 9700

                      Tom Buchanan, Brunswick                             +44 (0) 20 7404 5959
                      Wendel Verbeek, Brunswick                          +44 (0) 20 7404 5959

Signet operated 1,962 speciality retail jewellery stores at 2 February 2008; these included 1,399 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At the same date Signet also operated 563 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com , www.jared.com , www.hsamuel.co.uk and www.ernestjones.co.uk .

Note 1 - Impact of constant exchange rates on a 13 and 52 week basis

The Group has historically used constant exchange rates and adjusted for changes in the reporting calendar to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates on a 52 or 13 week basis’ or ‘52 or 13 weeks at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates on a 52 and 13 week basis is shown below:

13 weeks to 2 February 2008	13 weeks to 2 February 2008 as reported	14 weeks to 3 February 2007 as reported	Growth as reported	Impact of exchange rate movement and 14th week	At constant exchange rates (non-GAAP)	Growth at constant exchange rates on a 13 week basis (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	384.3	397.6	(3.3)%	(4.1)	393.5	(2.3)%
US	1,000.5	1,077.6	(7.2)%	(33.8)	1,043.8	(4.1)%
	1,384.8	1,475.2	(6.1)%	(37.9)	1,437.3	(3.7)%

52 weeks to 2 February 2008	52 weeks to 2 February 2008 as reported	53 weeks to 3 February 2007 as reported	Growth as reported	Impact of exchange rate movement and 53rd week	At constant exchange rates (non-GAAP)	Growth at constant exchange rates on a 52 week basis (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	959.8	907.1	5.8%	43.8	950.9	0.9%
US	2,705.6	2,652.1	2.0%	(52.2)	2,599.9	4.1%
	3,665.4	3,559.2	3.0%	(8.4)	3,550.8	3.2%

INVESTOR RELATIONS PROGRAMME DETAIL

Preliminary Results, Wednesday 9 April 2008

The Preliminary Results for the 52 weeks ended 2 February 2008 are expected to be announced at 12.30 p.m. BST on Wednesday 9 April 2008. On that day there will be a presentation at 2.00 p.m. BST (9.00 a.m. EST and 6.00 a.m. Pacific Time) and simultaneous audio and video webcasts available at www.signetgroupplc.com and on the Thomson CCBN system. The dial-in details for the presentation are:

     UK dial-in:                   +44 (0)20 7806 1963
     US dial-in:                   +1 718 354 1391

     UK 48hr. replay:        +44 (0) 20 7806 1970              Pass code:      9456483#
     US 48hr. replay:        +1 718 354 1112                      Pass code:      9456483#

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  February 07, 2008